Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended June 30,	2012	2011
Fixed charges:
Interest expense including
amortization of debt discount	$135	$148
Portion of rentals representing an interest factor	34	32
Total fixed charges	$169	$180

Earnings available for fixed charges:
Net income	$1,002	$785
Equity earnings net of distributions	(8)	(2)
Income taxes	608	485
Fixed charges	169	180
Earnings available for fixed charges	$1,771	$1,448

Ratio of earnings to fixed charges	10.5	8.0

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